FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… ,	2012……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 5, 2012.	….	By ……/s/…… Masashiro Kobayashi ………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 111th Business Term

To  Our  Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 111th business term (from January 1, 2011 to December 31, 2011).

In its 111th business term, the Canon Group, seizing on the strength of the sudden global economic recovery that began in the previous year, started its new five-year plan, Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” to fully take on the challenge of achieving “Sound Growth” again. This term, however, became a challenging year with a series of calamities beginning with the Great East Japan Earthquake and continuing with economic recovery deceleration, mainly in Europe and the U.S., unprecedented yen appreciation, and devastating flooding in Thailand.

In the face of these challenges, our concerted efforts to restore lowered production activities caused by the disasters, and ongoing production reforms, which have paid off with cost reductions and other benefits, resulted in an increase in net income, although sales declined.

Regarding the dividend, we will propose a term-end dividend of 60.00 yen per share at the Ordinary General Meeting of Shareholders for the 111th Business Term. This is in appreciation for the ongoing support of our shareholders and a reflection of the realization of stable shareholder returns. Combined with the interim dividend (60.00 yen per share), dividends for this year will be 120.00 yen per share, the same amount paid for the 110th business term.

Looking to the future, business conditions are still unpredictable and are likely to defy optimism for some time. We, however, remain united in our commitment to move ahead and keep on making our best efforts to further improve our business results.

We look forward to your continued support and encouragement.

March, 2012	FUJIO MITARAI
Chairman & CEO

TSUNEJI UCHIDA
President & COO

Index

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 111TH BUSINESS TERM	P. 2
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS	P. 5
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 13
2. Shares of the Company	P. 29
3. Share Options of the Company	P. 30
4. Directors and Corporate Auditors	P. 31
5. Accounting Auditor	P. 33
6. Systems for Ensuring Propriety of Operations	P. 34
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 36
Consolidated Statements of Income	P. 37
Consolidated Statement of Equity	P. 38
Notes to Consolidated Financial Statements	P. 39

FINANCIAL STATEMENTS
Balance Sheets	P. 41
Statements of Income	P. 42
Statement of Changes in Net Assets	P. 43
Notes to N9on-Consolidated Financial Statements	P. 44
AUDIT REPORTS

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS	P. 47

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR	P. 48

AUDIT REPORT OF BOARD OF CORPORATE AUDITORS	P. 49
REFERENCE
Topics	P. 51
Information on the Company’s Investor Relations Website	P. 53
Information on Share Handling Procedures	P. 54
Information for Shareholders	P. 54

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 2, 2012
TO OUR SHAREHOLDERS
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai Chairman & CEO

        NOTICE OF CONVOCATION

        OF

        THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

        FOR THE 111TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 111th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 3 - 4). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 28 (Wednesday), 2012 (Japan time).

1. DATE AND TIME:	March 29 (Thursday), 2012 at 10:00 a.m. (Japan time)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
Matters to be Reported:

1.      Reports on the contents of the Business Report and Consolidated Financial Statements for the 111th Business Term (from January 1, 2011 to December 31, 2011), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 111th Business Term (from January 1, 2011 to December 31, 2011).
Matters to be Resolved upon:
Propositions:

Item No.1 -	Dividend from Surplus

Item No.2 -	Partial Amendment to the Articles of Incorporation

Item No.3 -	Election of Eighteen Directors

Item No.4 -	Election of One Corporate Auditor

Item No.5 -	Grant of Retirement Allowance to Directors to Retire

Item No.6 -	Grant of Bonus to Directors

•     It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

•     Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

•     Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated  Financial Statements and Financial Statements will be posted on our website on the Internet (http://www.canon.com/ir/).

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights in writing or by electromagnetic means.

To Institutional Investors	The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

Items Required to Be Agreed on for the Exercise of Voting Rights via the Internet

(1)   You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see “Specific Procedures to Exercise Your Voting Rights via the Internet” (1) below). Please note that you cannot exercise your voting rights via the Internet by a mobile phone.

(2)   When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form are required.

(3)   If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

(4)   If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective. (5) The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.

Specific Procedures to Exercise Your Voting Rights via the Internet

(1)   Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/). Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m.

(2)   Enter the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form and click on the “Log-in” button.

(3)   Exercise your voting rights by following the directions on the screen.

System Requirements

● Personal Computer	Windows® computer
● Browser	Microsoft® Internet Explorer 5.5 or higher
● Internet Environment	Internet access such as through a contract with an Internet service provider
● Monitor Resolution	1024×768 pixels or higher is recommended.

*Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being tampered with or wiretapped.

In addition, the “Code for the Exercise of Voting Rights” and the “Password” described in the Voting Form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not make any inquiries regarding your “Password.”

For Inquiries with Respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial         Stock Transfer Agency Department         Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free)         Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

Regarding our term-end dividend, we propose a dividend as described below in order to respond to your loyal support.
As we have already paid an interim dividend of 60.00 yen per share, the full-year dividend will be 120.00 yen per share, which is the same amount as the dividend for the previous Business Term.

(1) Type of dividend	Cash

(2) Matters concerning allocation of dividend and its total amount	60.00 yen per one common share of the Company Total amount of dividend 72,091,930,080 yen

(3) Effective date of the dividend from surplus	March 30, 2012

Item No.2: Partial Amendment to the Articles of Incorporation

1.	Reasons for Amendment

(1)    Article 14 is to be newly established to the effect that the Company may provide shareholders with the information required to be described or indicated in the reference documents, etc. for the General Meetings of Shareholders through the internet.

(2)    To enable Directors and Corporate Auditors to fully perform their expected roles in carrying out their duties, Article 28 and Article 37 are to be newly established to the effect that the Company may, by a resolution of the Board of Directors, exempt Directors and Corporate Auditors from part of their liabilities to the extent permitted under laws or ordinances, and that the Company may enter into contracts for limitation of liability with Outside Corporate Auditors.

With respect to the new establishment of Article 28, the consent of all Corporate Auditors has been obtained.
2.	Substance of Amendment
The substance of the amendment is as follows:

(The amended parts are underlined)

	Current Articles of Incorporation	Proposed Amendment

	Chapter III. General Meeting of Shareholders	Chapter III. General Meeting of Shareholders

Article 12.		Article 12.
-	(Text omitted)	- (Same as present text)
Article 13.		Article 13.

Disclosure through Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders
(Newly established)

Article 14. Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements has been provided to the shareholders in the event that such information is disclosed, pursuant to ordinances of the Ministry of Justice, through a method that uses the Internet.

Current Articles of Incorporation		Proposed Amendment
Article 14.		Article 15.
–	(Text omitted)	– (Same as present text)
Article 16.		Article 17.

	Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

Article 17.		Article 18.
–	(Text omitted)	– (Same as present text)
Article 26.		Article 27.

(Newly established)

Exemption from Liabilities of Directors

Article 28. Pursuant to the provision of paragraph 1, Article 426 of the Corporation Law, the Company may, by a resolution of the Board of Directors, exempt Director(s) (including former Director(s)) from damage compensation liabilities resulting from negligence of the Director’s duty to the extent permitted by laws or ordinances.

Chapter V. Corporate Auditor and Board of Corporate Auditors		Chapter V. Corporate Auditor and Board of Corporate Auditors

Article 27.		Article 29.
–	(Text omitted)	– (Same as present text)
Article 34.		Article 36.

Exemption from Liabilities of Corporate Auditors
(Newly established)

Article 37. Pursuant to the provision of paragraph 1. Article 426 of the Corporation Law, the Company may, by a resolution of the Board of Directors, exempt Corporate Auditor(s) (including former Corporate Auditor(s)) from damage compensation liabilities resulting from negligence of the Corporate Auditor’s duty to the extent permitted by laws or ordinances.

2. Pursuant to the provision of paragraph 1, Article 427 of the Corporation Law, the Company may enter into a contract with outside Corporate Auditor(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Corporate Auditor’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

	Chapter VI. Accounting	Chapter VI. Accounting

Article 35.		Article 38.
–	(Text omitted)	– (Same as present text)
Article 36.		Article 39.

Item No.3: Election of Eighteen Directors

The term of offices of all of the nineteen Directors will expire at the end of this Meeting. We would like you to elect eighteen Directors.

The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

1	Fujio Mitarai (Sep. 23, 1935)

As of

Apr.  1961:   Entered the Company

Mar. 1981:   Director

Mar. 1985:   Managing Director

Mar. 1989:   Senior Managing & Representative Director

Mar. 1993:   Executive Vice President & Representative Director

Sep. 1995:   President & CEO

Mar. 2006:   Chairman, President & CEO

May  2006:   Chairman & CEO (present)

(Important concurrent posts)

    Corporate Auditor of The Yomiuri Shimbun Holdings

108,523 shares

2	Toshizo Tanaka (Oct. 8, 1940)

As of

Apr.  1964:   Entered the Company

Mar. 1995:   Director

Mar. 1997:   Managing Director

Mar. 2001:   Senior Managing Director

Mar. 2007:   Executive Vice President & Director

Mar. 2008:   Executive Vice President & CFO (present)

Apr.  2011:   Group Executive of Finance & Accounting Headquarters (present)

(Important concurrent posts)

    Vice Chairman of the Supervisory Board of Océ N.V.

20,610 shares

3	Toshiaki Ikoma (Mar. 5, 1941)

As of

Apr.  2005:   Adviser of the Company

Jul.   2007:   R&D Adviser

Jan.  2008:   Special R&D Adviser

Jan.  2009:   Group Executive of Corporate R&D Headquarters (present)

Mar. 2009:   Director, Executive Vice President & CTO

Mar. 2011:   Executive Vice President & CTO (present)

11,000 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

4	Kunio Watanabe (Oct. 3, 1944)

As of

Apr. 1969:   Entered the Company

Apr. 1995:   Group Executive of Corporate Planning Development

                     Headquarters (present)

Mar. 1999:   Director

Mar. 2003:   Managing Director

Mar. 2008:   Senior Managing Director (present)

25,049 shares

5	Yoroku Adachi (Jan. 11, 1948)	As of Apr. 1970: Entered the Company Mar. 2001: Director Mar. 2005: Managing Director Apr. 2005: President & CEO of Canon U.S.A., Inc. (present) Mar. 2009: Senior Managing Director (present)	20,297 shares

6	Yasuo Mitsuhashi (Nov. 23, 1949)

As of

Apr. 1974:   Entered the Company

Mar. 2001:   Director

Apr. 2003:   Chief Executive of Peripheral Products Operations                      (present)

Mar. 2005:   Managing Director

Mar. 2009:   Senior Managing Director (present)

19,057 shares

7	Shigeyuki Matsumoto (Nov. 15, 1950)

As of

Apr. 1977:   Entered the Company

Jan. 2002:   Group Executive of Device Technology Development                      Headquarters (present)

Mar. 2004:   Director

Mar. 2007:   Managing Director

Mar. 2011:   Senior Managing Director (present)

15,052 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

8	Toshio Homma (Mar. 10, 1949)	As of Apr. 1972: Entered the Company Mar. 2003: Director Jan. 2007: Chief Executive of L Printer Products Operations (present) Mar. 2008: Managing Director (present)	21,552 shares

9	Masaki Nakaoka (Jan. 3, 1950)	As of Apr. 1975: Entered the Company Mar. 2004: Director Apr. 2005: Chief Executive of Office Imaging Products Operations (present) Mar. 2008: Managing Director (present)	11,900 shares

10	Haruhisa Honda (Oct. 14, 1948)	As of Apr. 1974: Entered the Company Mar. 2004: Director Mar. 2007: Group Executive of Production Engineering Headquarters (present) Mar. 2008: Managing Director (present)	18,289 shares

11	Hideki Ozawa (Apr. 28, 1950)

As of

Apr. 1973:   Entered Canon Sales Co., Inc.

                    (present Canon Marketing Japan Inc.)

Apr. 2005:   President & CEO of Canon (China) Co., Ltd. (present)

Mar. 2007:   Director

Mar. 2010:   Managing Director (present)

10,800 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

12	Masaya Maeda (Oct. 17, 1952)	As of Apr. 1975: Entered the Company Mar. 2007: Director Apr. 2007: Chief Executive of Image Communication Products Operations (present) Mar. 2010: Managing Director (present)	9,100 shares

13	Yasuhiro Tani (Jul. 30, 1956)

As of

Apr. 1980:   Entered the Company

Jan. 2003:   Senior General Manager of SOC Design Center

Jul. 2007:   Group Executive of Platform Technology Development

                   Headquarters (present Digital Platform Technology                    Development

                   Headquarters) (present)

Apr. 2008:   Executive Officer

Mar. 2011:   Director (present)

5,400 shares

14	Makoto Araki (Jul. 16, 1954)

As of

Apr. 1978:   Entered the Company

Oct. 2004:   Senior General Manager of Information System Center

Oct. 2009:   Group Executive of Information & Communication Systems

                    Headquarters (present)

Apr. 2010:   Executive Officer

Mar. 2011:   Director (present)

2,900 shares

15	Hiroyuki Suematsu (Nov. 15, 1955)

As of

Apr. 1980:   Entered the Company

Apr. 2007:   Chief Executive of Chemical Products Operations

Apr. 2008:   Executive Officer (present)

Jan. 2010:   Deputy Chief Executive of Peripheral Products Operations

                    (present)

3,800 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held

16	Shigeyuki Uzawa (Jan. 30, 1953)

As of

Dec. 1986:   Entered the Company

Jul.  2009:   Group Executive of Semiconductor Lithography Equipment

                    Operations

Apr. 2010:   Executive Officer (present)

Jan. 2011:   Chief Executive of Optical Products Operations (present)

4,600 shares

17	Kenichi Nagasawa (Jan. 31, 1959)

As of

Apr. 1981:    Entered the Company

Mar. 2006:   Senior General Manager of Corporate Intellectual Property

                    Technology Center 2

Mar. 2010:   Deputy Group Executive of Corporate Intellectual Property &

                    Legal Headquarters

Apr. 2010:   Executive Officer (present)

Apr. 2010:   Group Executive of Corporate Intellectual Property & Legal

                    Headquarters (present)

600 shares

18	Naoji Otsuka (Apr. 24, 1958)

As of

Apr. 1981:   Entered the Company

Jan. 2007:   Senior General Manager of Inkjet Device Development Center

Jan. 2010:   Group Executive of Inkjet Products Development Group

Apr. 2011:   Executive Officer (present)

Apr. 2011:   Deputy Chief Executive of Inkjet Products Operations (present)

3,500 shares

Notes:	1. None of the candidates for the Directors have any special interest in the Company.
2. Mr. Fujio Mitarai has been a Representative Director since March 1989.
3. Mr. Toshizo Tanaka has been a Representative Director since March 2008.
4. Mr. Toshiaki Ikoma has been a Representative Director since March 2011.

Item No.4: Election of One Corporate Auditor

The term of office of the Corporate Auditor Mr. Keijiro Yamazaki will expire at the end of this Meeting. We would like you to elect one Corporate Auditor.

The candidate for the Corporate Auditor is as follows.

Prior to our proposal of this item, we have already obtained the consent from the Board of Corporate Auditors.

Name (Date of birth)	Brief personal record and important concurrent posts	Number of the Company’s shares held
Kengo Uramoto (Aug. 23, 1953)

Apr. 1978:   Entered the Company

May 2007:   Senior General Manager of Human Resources Development Center

Apr. 2008:   Executive Officer (present)

Apr. 2010:   Group Executive of Human Resources Management & Organization                                 Headquarters (present)

2,750 shares

Note: The candidate for the Corporate Auditor has no special interest in the Company.

Item No.5: Grant of Retirement Allowance to Directors to Retire

It is proposed that retirement allowance be granted to Mr. Tsuneji Uchida, Mr. Tomonori Iwashita, Mr. Masahiro Osawa, Mr. Katsuichi Shimizu and Mr. Ryoichi Bamba, the Directors to retire at the end of this Meeting, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors.

Brief personal records of each of the Directors to retire are as follows:

Name	Brief personal record
Tsuneji Uchida	Mar. 1997: Director Mar. 2001: Managing Director Mar. 2003: Senior Managing Director Mar. 2006: Executive Vice President & Representative Director May 2006: President & COO (present)
Tomonori Iwashita	Mar. 2003: Director Mar. 2007: Managing Director (present)
Masahiro Osawa	Mar. 2004: Director Mar. 2007: Managing Director (present)
Katsuichi Shimizu	Mar. 2003: Director Mar. 2008: Managing Director (present)
Ryoichi Bamba	Mar. 2003: Director Mar. 2008: Managing Director (present)

Item No.6: Grant of Bonus to Directors

It is proposed that bonus be granted to the nineteen Directors as of the end of this term, in appreciation of their services during this Business Term, which totals 229,100,000 yen considering the business results for this Business Term and the members to be granted, etc.

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law) BUSINESS REPORT (From January 1, 2011 to December 31, 2011) 1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

During the current business term, the global economy generally achieved a mild recovery. Nevertheless, with economic weakness in Europe and the U.S., as well as other contributing factors, the already-mild pace of recovery slowed even further in the second half.

In contrast with the notable decelerations of the economic recoveries in the U.S., which is wrestling with seemingly intractable employment and housing problems, and Europe, which is plagued by fiscal instability, the Chinese and Indian economies continued to expand on robust domestic demand as other emerging economies in general traced upward trends. The Japanese economy, meanwhile, faced difficult conditions resulting from the Great East Japan Earthquake. Production activities just beginning to recover from that disaster suffered an additional blow from devastating flooding in Thailand. Combined with other factors, these caused the Japanese economy to contract for the year.

In foreign exchange markets, the yen rapidly marked major increases to the mid-70-yen level against the U.S. dollar and the 100-yen level against the euro.

The markets in which the Canon Group competes were generally characterized by another year of mild recovery in demand for network digital multifunction devices and large-format inkjet printers, and overall growth in demand for laser printers, despite a slowdown in Europe. Digital single lens reflex cameras (SLRs) enjoyed overall steady growth in demand, and compact digital cameras and inkjet printers saw demand growth particularly in emerging economies. Semiconductor lithography equipment experienced solid demand, while demand for LCD lithography equipment for large-size panels was stagnant.

DreamLabo 5000

During the current business term, the Canon Group embarked on its new five-year plan, Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” under which our goal is to become one of the world’s top 100 companies in terms of key management indicators. Efforts to implement that plan, however, were put on hold by the Great East Japan Earthquake, which damaged production facilities and disrupted component deliveries, making restoration of our production activities our top priority. With concerted efforts, we succeeded in getting our production facilities up and running more quickly than anticipated and turned our attention to recover sales volume. However, with the devastating autumn flooding in Thailand, our production activities suffered another blow that again demanded our full attention to minimize that impact and recover from it.

Despite these developments, however, the Canon Group still moved forward with the advancement of key “Phase IV” strategies, looking ahead to the achievement of our objectives in 2015.

To begin with, as part of our effort to “achieve the overwhelming No. 1 position in all core businesses and expand related and peripheral businesses,” we worked with Océ N.V. on joint development and launched a production printer as an office-related product, and completed preparations for entering the commercial photo printer market with our new “DreamLabo 5000” entry in the inkjet printer-related area.

We signaled our intent of full-fledged entry into the digital high resolution production industry represented by Hollywood movies with our announcement in November of the new “CINEMA EOS SYSTEM” comprising components such as 4K (4 times the pixel count of the full HD standard) compatible, high-resolution EF Cinema Lenses, and an interchangeable-lens video camcorder.

Meanwhile, to “comprehensively reinforce global sales capabilities,” we further strengthened our sales system in the still-growing Chinese market and worked to develop business in the Indian, Russian and other emerging markets. We also constructed the “Canon Business Imaging Online” cloud service platform for furthering the global development of cloud services that will help to boost office productivity and improve work processes. In this connection, we additionally took steps to create ties with leading IT and cloud-computing companies.

Furthermore, completing a step in “developing new business through globalized diversification,” we completed construction of the Advanced Medical Device Development and Clinical Research Center in June, marking a major step forward in bringing innovative new medical devices into practical use. This new facility, which will focus on the development of medical imaging equipment and on clinical research, is part of an industry-academia alliance project that is being pursued with Kyoto University to expand our business in the field of medical equipment.

Man-Machine Cells (Canon Hi-Tech (Thailand) Ltd.)

CINEMA EOS SYSTEM

Scene at an exhibition held at Paramount Studios in the U.S.

On other fronts, we moved to optimize inventories to help ensure we always have the proper amount of high-demand products on hand and do not miss sales opportunities, further reduced our logistics expenses, and cut our cost ratios through steps like implementing further use of man-machine cell production based on the combination of human and machine-based production and increasing the automation of consumables production. We also strove to reduce expenses by stepping up efficiency management in all of our work processes.

As a result of various ways to further our business described above, despite declined sales due to the extremely difficult business conditions created by the impacts of rapid yen appreciation and natural disasters, net income increased for this business term.

We recorded net sales of 3,557.4 billion yen (down 4.0% from the previous term), income before income taxes of 374.5 billion yen (down 4.7%), and net income attributable to Canon Inc. of 248.6 billion yen (up 0.8%), all on a consolidated basis. On a non-consolidated basis, we recorded net sales of 2,160.7 billion yen (down 6.7%), ordinary profit of 282.1 billion yen (up 2.7%), and net income of 173.2 billion yen (up 13.6%).

Change in Profits

Net Sales (Consolidated)	Income before Income Taxes (Consolidated)	Net Income Attributable to Canon Inc. (Consolidated)

Net Sales (Non-Consolidated)	Ordinary Profit (Non-Consolidated)	Net Income (Non-Consolidated)

1	During the current business term, despite extremely difficult conditions in the business environment such as the historical yen appreciation, the Great East Japan Earthquake, and the flooding in Thailand, the entire Group united together to quickly recover production that was affected by the earthquake and the flooding. As a result of such concerted efforts to increase production and expand sales, net sales only declined 4.0% in comparison to the previous term on a consolidated basis.

2	In addition, as a result of the gross profit ratio improvement by accelerating production reform activities and expenses reduction by evolving further efficiencies, we achieved an increase in net income attributable to Canon Inc. of 0.8% in comparison to the previous term on a consolidated basis.

Constitution of Sales by Region (100 MILLIONS OF YEN)

Business Conditions by Operations

Sales by Operations

Consolidated

Operations	Sales (100 millions of yen)	Change from Previous Term (%)
Office Business Unit	19,179	(3.5)
Consumer Business Unit	13,120	(5.7)
Industry and Others Business Unit	4,209	(2.8)
Eliminations	(934)	-
Total	35,574	(4.0)

Non-Consolidated
Operations	Sales (100 millions of yen)	Change from Previous Term (%)
Office Business Unit	10,901	(8.0)
Consumer Business Unit	9,888	(3.5)
Industry and Others Business Unit	818	(23.7)
Total	21,607	(6.7)

Note: Because the consolidated sales of each business unit include the sales relating to intersegment transactions, the total does not amount to 100%.

Office Business Unit

The market for office network digital multifunction devices enjoyed stronger global demand for color machines and about the same level of demand as the previous term including monochrome machines. While production suffered a temporary setback due to the impacts of the Great East Japan Earthquake, output had rebounded to nearly normal levels by autumn and sales had risen, as well. Against that backdrop the “imageRUNNER ADVANCE C5000/C2000” series and other color machines recorded solid gains in both unit sales and sales revenues.

* Shown equipped with options including two “Joinable POD deck A1” units

imagePRESS C7010VPS

First jointly developed product with Océ N.V., combining our multifunctional color production printer, which boasts outstanding image quality and fine-details approaching that of offset printing, with an Océ printer controller.

In the market for digital production printers, color machines led major unit and revenue gains mainly in the European and Asian & Oceania regions, while the “imageRUNNER ADVANCE 8105 PRO” and other high-speed, monochrome machines performed well in the Japanese market and the “imagePRESS C7010VP” recorded solid results in the U.S. market. Taken together, unit sales and sales revenues both surpassed results for the previous term. In addition, sales of the “imagePRESS C7010VPS,” the first jointly developed product with Océ N.V., got off to a smooth start.

Satera LBP7010C Compact color laser printer for home offices and small to mid-sized businesses, boasting excellent characteristics in both basic performance and environmental friendliness.

Led by new products, multifunction devices for small to mid-size businesses and personal-use continued to perform strongly in Europe and Asia, surpassing previous term’s results for both unit sales and revenues. In Japan and the U.S., despite price reductions leading to slight year-on-year sales revenue declines, unit sales were basically maintained.

OEM-brand laser printers sold in greater numbers during the first half of the year, even with the impacts of the Great East Japan Earthquake. In the second half, however, cooling of the European market and flooding in Thailand, which hurt the output of some products, caused unit sales to fall slightly from the previous term. For the term as a whole, although unit sales of color machines came in slightly below previous term’s level, as monochrome machines increased unit sales with large demand, overall unit sales surpassed the prior-year result. Canon-brand products, meanwhile, recorded lower unit sales in the U.S. and Asia mainly as a result of price reduction by competitors and worsening market conditions, but strong unit sales of the new “Satera LBP7010C” in Japan and Europe pushed total unit sales for the current term past the figure for the previous term.

In the area of large-format inkjet printers, we launched the new “imagePROGRAF iPF8300S/6300S,” which offers the high image quality needed for graphic arts and greatly improved speed, in February. Efforts to expand sales of all products in this category were not enough to prevent a minor unit sales declined in Europe, but resulted in steady growth in all other regions. A key contributor to this result was the long-selling “imagePROGRAF iPF700” series, which enjoys strong market support.

As a result of the above, sales for this business unit decreased by 3.5% on a consolidated basis and by 8.0% on a non-consolidated basis, both in comparison to the previous term.

* Shown equipped with the optional “ST-25” stand

imagePROGRAF iPF6300S

Large-format inkjet printer that supports large sizes up to A1, capable of handling needs ranging from poster printing to proofing (color proofing) all with the best balance of high speed and high image quality.

Consumer Business Unit

Despite anemic demand growth in Japan, digital SLR cameras continued to enjoy increasing demand at the global level. With the Canon Group having reversed nearly all of the impacts of production losses caused by the earthquake by summer, and sales efforts concentrated on the entry-level “EOS KISS X5/X4/X50” and advanced amateur “EOS 5D MarkII/7D/60D” models, “EOS” series cumulative production reached 50 million units in September. In and after November, the flooding in Thailand caused some component shortages, but unit sales and revenues both marked solid gains for the term. Interchangeable lens sales also chalked up steady gains, with cumulative production of the “EF LENS” series reaching 60 million in January and 70 million a scant nine months later in October.

EOS Kiss X5

Entry-level model digital SLR camera equipped with advanced fully automatic “Scene Intelligent Auto” mode and the “Vari-angle Clear View LCD monitor” making it possible to shoot from any angle.

Compact digital cameras experienced moderately lower demand in the leading industrialized countries but strong growth in emerging economies. Under such conditions, efforts to boost sales of products like the “IXY 210F/410F,” “PowerShot SX230 HS,” and “IXY 600F” fell short of previous term’s results in terms of both unit sales and revenues due to component shortages caused by the earthquake in Japan and the flooding in Thailand.

In the digital video camcorder market, which is in an overall declining trend, we focused our sales efforts on high-definition products like the “HFR21/20/200” and “HFM41/40/400,” for which greater demand is anticipated.

The broadcast equipment market is undergoing its own change as the shift to digital broadcasting in countries throughout the world drives strong demand for high-definition broadcast lenses. Responding to that trend, we have succeeded in selling greater numbers of portable lenses and maintaining our large market share.

PowerShot S100

Compact camera equipped with F2.0 new-design lens, Canon’s original-technology high-sensitivity CMOS sensor and the “HS SYTEM” with inclusion of the latest imaging engine “DIGIC 5” that achieves staggeringly high image quality.

Demand for inkjet printers continued to grow in emerging economies, while flattening out in European and other leading industrialized countries, ending the term with performance at the previous term’s level globally. Under such circumstances, we strengthened our product line by introducing the “PIXUS MG6230,” which comes in three colors and is cloud-compatible, and other new products meeting a diverse range of needs and emphasizing ease of use. Combined with efforts to increase sales of all products, even while the effects of the flooding in Thailand and yen appreciation forced sales revenues to decline, we succeeded in producing a year-on-year increase in unit sales. Meanwhile, sales of consumables remained solid. To boost profitability going forward, we took a step toward expanding our business activities by announcing the launch of the “DreamLabo 5000,” a new product for the commercial photo printer market.

Regarding the image scanner market, which is declining overall, we maintained our No. 1 unit sales share at the global level.

As a result of the above, sales for this business unit decreased by 5.7% on a consolidated basis and by 3.5% on a non-consolidated basis, both in comparison to the previous term.

PIXUS MG6230

Wireless LAN compatible inkjet multifunction printer for house hold use equipped with features to suit various lifestyles such as “PIXUS Cloud Link,” allowing photos and data uploaded to the Internet to be directly printed without a PC and “Silent Mode,” reducing the bulk of operation noise.

Industry and Others Business Unit

Supported by strong demand for products like smartphones, active capital investment in NAND flash memory and image sensor production facilities has maintained strong demand for i-line steppers in our semiconductor lithography equipment business, and faster-than-expected recoveries of production facilities from the Great East Japan Earthquake paved the way for significant increases in both unit sales and revenue. In July, we launched our first i-line stepper for back-end manufacturing, the “FPA-5510iV,” which is made to work with next-generation semiconductor packaging TSV three-dimensional chip layouts.

As for LCD lithography equipment, capital investment in equipment for the small to mid-size LCD panels used in products like smartphones was strong, while investment in equipment used to manufacture large-size panels for products like televisions – the equipment at which Canon excels – was weak. Both unit sales and revenues, therefore, were down for the term.

FPA-5510iV Our first i-line stepper for back-end manufacturing that is optimized for 3D mounting, realizing high resolution, high throughput, and high overlay accuracy.

CXDI-80C Wireless Compact and highly sensitive digital radiography system, adopting a world-first 11 x 14 cassette-sized wireless system.

In medical equipment, the “CXDI-50” series and “CXDI-70C Wireless” products led buoyant sales of our mainstay digital radiography systems in the U.S. and Asia, making it possible to end the term with increases in both unit sales and revenues. Meanwhile, in ophthalmic devices, efforts to increase sales of our “CR-2” non-mydriatic digital retinal camera, our newly introduced “TX-20” tonometer, and other products were unsuccessful in boosting unit sales, but, primarily with a large sale in Australia, sales revenues managed to keep pace with previous term.

Sales for document scanners manufactured by Canon Electronics Inc. also matched the previous term’s performance as a decline, due to stagnation in sales of check scanners (Image Scanners specialized for scanning bills and check) to North American financial institutions and other unwelcome developments, was made up for by higher sales in Japan, Europe and other locations.

21

Sales of organic EL display manufacturing equipment made by Tokki Corporation (company name changed to Canon Tokki Corporation as of January 1, 2012) recorded significant gains from vigorous capital investment by organic EL panel manufacturers.

Die bonders made by Canon Machinery Inc. booked lower sales as semiconductor manufacturers cut back on capital investments, but FA system-related devices, riding the continuation of previous term’s strong order activity for facilities related to secondary batteries for automobiles in places like China and South Korea, recorded a significant sales increase.

Sales of the film deposition equipments, made by Canon ANELVA Corporation, for magnetic heads and discs fell, while LED film deposition equipment rose, and semiconductor film deposition equipment maintained the previous term’s level.

As a result of the above, sales for this business unit decreased by 2.8% on a consolidated basis and by 23.7% on a non-consolidated basis, both in comparison to the previous term.

imageFORMULA DR-M160 High-speed, large-volume document scanner compact enough to be installed on a desk side or counter, possessing reliable paper feeding capability and a robust case.

(2) Facilities Investment The investment in facilities during this term totaled 226.9 billion yen (86.8 billion yen by the Company), which are mainly as follows:
Main facilities completed during this term

•  Kawasaki Office of the Company:

 New R&D Building (Office Business Unit)

Location: Kawasaki-shi, Kanagawa Pref.

Date of Completion: April, 2011

•   Oita Canon Materials Inc.:

 New Production Base (Office Business Unit)

Location: Oita-shi, Oita Pref.

Date of Completion: December, 2011

*Leased to Oita Canon Materials Inc. by the Company

•  Canon Hi-Tech (Thailand) Ltd.:

 Land / New Production Base (Consumer Business Unit)

Location: Nakhon Ratchasima Province, Thailand

Date of Completion: November, 2011

R&D Building of Kawasaki Office of the Company

Main facilities under construction for establishment / expansion as of the end of this term	Production Base of Oita Canon Materials Inc.

•  Canon Zhuhai, Inc.:

 New Production Base (Consumer Business Unit)

Location: Guangdong Province, China

•  Hita Canon Materials Inc.:

 New Administration and Welfare Building / New Production Base (Office Business Unit)

Location: Hita-shi, Oita Pref.

*To be leased to Hita Canon Materials Inc. by the Company

•  Canon Chemicals Inc.:

 New Production Base (Office Business Unit)

Location: Kasama-shi, Ibaraki Pref.

*To be leased to Canon Chemicals Inc. by the Company

•  Canon Inc., Taiwan:

 New Production Base (Consumer Business Unit)

Location: Taiwan

•   Canon Zhongshan Business Machines Co., Ltd.:

 New Production Base (Office Business Unit)

Location: Guangdong Province, China

Production Base of Canon Hi-Tech (Thailand) Ltd.

(3) Management Perspectives

Summarizing the prospects for the global economy at this time, it appears that a considerable amount of time will be needed for the economic recoveries in the U.S. and European leading countries to pick up speed once again. Meanwhile, emerging economies are expected to continue to grow though at a slightly slower pace. Japan’s economy will likely head into a mild recovery driven by reconstruction demand in the wake of the Great East Japan Earthquake.

In the 112th business term, the second year of Phase IV (2011–2015) of our Excellent Global Corporation Plan, we aim to again return to a path of growth, overcoming such challenges as the earthquake and the flooding. Our basic policy for this year is to pursue fundamental reforms, embracing the challenging environment as an opportunity to leap forward. Under this theme, we will construct a solid foundation for growth as a means to accomplish our “Phase IV” goals.

In order to achieve our targets, we have set and will actively pursue the following eight priority goals.

1.	Thoroughly Boost the Competitiveness of Current Core Products

Refine and further accelerate development and design capabilities with the aid of information technologies in order to make possible the planning and timely launch of exceptional products and services that are unmatched by the competition. Focus on the creation of products and services that integrate cloud computing to quickly seize business opportunities in this new era.

2.	Successfully Launch and Expand New Businesses

Carve out new business segments through the launch of strategic products such as “DreamLabo” and the “CINEMA EOS SYSTEM.” For the practical application of promising new technologies, aim to realize their early commercialization and actively make use of M&A opportunities as needed.

3.	Thoroughly Strengthen Sales Capacity in Accordance with Market Characteristics

In leading industrialized countries, expand market shares and increase income by strengthening direct sales, solutions and service businesses of Group companies. In emerging economies, aim to achieve sales growth that exceeds the market growth by putting in place sales approaches and systems tailored to the actual circumstances in each individual economy.

4.	Relentlessly Pursue Cost Reductions while Accelerating the Optimization of Global Production

Evolve automated production, in-house production, and other measures taken to date, and explore cost reductions through new concepts and technical innovations. Furthermore, while minimizing transportation costs, strive to position manufacturing bases and allocate production in ways that minimize costs and risks from an overall perspective, taking into account all possible factors including foreign exchange rates, tax policies, workforce, procurement, and logistics.

5.	Establish R&D Structure and Cultivate Technologies that will Open Future Possibilities

Establish R&D centers in the U.S. and Europe, and aim to create continuous innovation among these facilities and those in Japan. Also, cultivate basic technologies in the fields of medical and industrial equipment, which we have positioned as core next-generation business domains.

6.	Achieve Total Optimization of Company-Wide Business Processes

Thoroughly utilize the Canon Group’s integrated IT systems to the greatest extent possible to achieve overall optimization of all business processes such as development, production, sales, and services.

7.	Further Instill a Commitment to “Quality First”

Targeting in the elimination of quality problems by further evolving management approaches to quality defects and working to thoroughly embed quality at an early stage, from the product planning and design phases.

8.	Strengthen Foundation as an Excellent Company

Strengthen global management functions, and develop human resources who will lead changes. Promote thorough compliance and execute the “Canon Environmental Vision” based on the newly drafted “Canon Group CSR Activity Policy.”

(4) Status of Assets and Earnings

Consolidated

	107th Business Term (Jan. 1, 2007-Dec. 31, 2007)	108th Business Term (Jan. 1, 2008-Dec. 31, 2008)	109th Business Term (Jan. 1, 2009-Dec. 31, 2009)	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)
Net Sales (100 millions of yen)	44,813	40,942	32,092	37,069	35,574
Income before Income Taxes (100 millions of yen)	7,684	4,811	2,194	3,929	3,745
Net Income Attributable to Canon Inc. (100 millions of yen)	4,883	3,091	1,316	2,466	2,486
Basic Net Income Attributable to Canon Inc. Stockholders Per Share (yen)	377.59	246.21	106.64	199.71	204.49
Total Assets (100 millions of yen)	45,126	39,699	38,476	39,838	39,307
Total Canon Inc. Stockholders’ Equity (100 millions of yen)	29,223	26,598	26,881	26,458	25,511

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. stockholders per share is calculated based on the weighted average number of outstanding shares during the term.

Non-Consolidated

	107th Business Term (Jan. 1, 2007-Dec. 31, 2007)	108th Business Term (Jan. 1, 2008-Dec. 31, 2008)	109th Business Term (Jan. 1, 2009-Dec. 31, 2009)	110th Business Term (Jan. 1, 2010-Dec. 31, 2010)	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)
Net Sales (100 millions of yen)	28,879	27,211	20,255	23,170	21,607
Ordinary Profit (100 millions of yen)	5,528	3,591	1,427	2,747	2,821
Net Income (100 millions of yen)	3,670	2,241	808	1,525	1,732
Net Income Per Share (yen)	283.75	178.50	65.44	123.50	142.45
Total Assets (100 millions of yen)	27,909	26,190	25,511	26,034	25,116
Net Assets (100 millions of yen)	18,906	18,650	18,127	18,119	17,291

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term.

25

(5) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products
Office Business Unit

Office Network Digital Multifunction Devices (MFDs), Color Network Digital MFDs,

Personal-use Network Digital MFDs,

Office Copying Machines, Full-color Copying Machines,

Personal-use Copying Machines, Laser Printers,

Large-Format Inkjet Printers, Digital Production Printers

Consumer Business Unit	Digital SLR Cameras, Compact Digital Cameras, Interchangeable Lenses, Digital Video Camcorders, Inkjet Multifunction Printers, Single Function Inkjet Printers, Image Scanners, Broadcast Equipment, Calculators
Industry and Others Business Unit	Semiconductor Lithography Equipment, LCD Lithography Equipment, Medical Image Recording Equipment, Ophthalmic Products, Magnetic Heads, Micromotors, Computers, Handy Terminals, Document Scanners

(6) Employees

 Consolidated

Number of employees
198,307 persons	(Increase of 921 persons from the previous term)
(Breakdown by Region)
Americas	Europe	Japan	Asia & Oceania
19,205 persons	22,739 persons	70,346 persons	86,017 persons
Non-Consolidated
Number of employees
25,449 persons	(Decrease of 570 persons from the previous term)

(7) Acquisition of Shares of Other Companies

(1)

Canon Marketing Japan Inc. (“Canon MJ”) launched a tender offer for the shares of ELK Corporation (“ELK”), making ELK a consolidated subsidiary on June 15, 2011. Later, it acquired all ELK common shares subject to wholly call and made the company a wholly owned subsidiary as of October 25, 2011. This was in an effort to further expand Canon’s sales of medical equipment, strengthen the Company’s medical systems business, and effect the establishment of health-care-related markets as a new business area for Canon MJ Group.

(2)

Canon Marketing Japan Inc. (“Canon MJ”) launched a tender offer for the shares of Showa Information Systems Co., Ltd. (“SHOWA INFORMATION SYSTEMS”), making SHOWA INFORMATION SYSTEMS a consolidated subsidiary on December 28, 2011. On January 26, 2012, Canon MJ entered into a share-exchange agreement with SHOWA INFORMATION SYSTEMS to make it a wholly owned subsidiary of Canon MJ as of May 1, 2012. This was in an effort to expand Canon MJ’s commercial printing business by leveraging synergies between Canon MJ’s strengths in “digital commercial printing” and SHOWA INFORMATION SYSTEMS’ strengths in “spreadsheets printing.”

(8) Principal Subsidiaries

 Subsidiaries

Company Name	Capital Stock (millions of yen)	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303	55.3	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969	53.5	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	290,600 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Note:	The ratio of the Company’s voting rights in Canon Marketing Japan Inc. is calculated together with the number of voting rights held by subsidiaries.

 Consolidated Status

The number of consolidated subsidiaries was 277, and the number of affiliated companies accounted for by the equity method was 11.

(9) Canon Group Global Network

2. Shares of the Company

Number of Shares Issuable 3,000,000,000 shares

Issued Shares, Capital Stock and Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term
Issued Shares (share)	1,333,763,464	0	1,333,763,464
Capital Stock (yen)	174,761,797,475	0	174,761,797,475
Number of Shareholders (person)	180,538	Increase of 9,074	189,612

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	72,376	6.0
The Master Trust Bank of Japan, Ltd. (Trust Account)	69,202	5.8
The Dai-ichi Life Insurance Company, Limited	62,360	5.2
Moxley and Co.	37,781	3.1
State Street Bank and Trust Company	28,874	2.4
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	28,458	2.4
JP Morgan Chase Bank 380055	27,327	2.3
State Street Bank and Trust Company	20,548	1.7
Sompo Japan Insurance Inc.	20,189	1.7
Mellon Bank, N.A. as agent for its client Mellon Omnibus US Pension	18,448	1.5

Notes:	1.	Shareholding ratio is calculated by deducting number of treasury shares (132,231 thousand shares) from total shares issued.
2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

3. Share Options of the Company

Share Options Issued as Stock Options

(i)	Share Options Held by the Directors and Corporate Auditors of the Company as of the end of this term

Category	Round of issuance	Number of share options (Exercise price per share)	Class and number of shares to be acquired	Exercise period	Number of holders
Directors	1st Share Options	2,470 shares (5,502 yen)	Common stock 247,000 shares	May 1, 2010 to April 30, 2014	17 persons
	2nd Share Options	3,676 shares (3,287 yen)	Common stock 367,600 shares	May 1, 2011 to April 30, 2015	18 persons
	3rd Share Options	4,440 shares (4,573 yen)	Common stock 444,000 shares	May 1, 2012 to April 30, 2016	19 persons
	4th Share Options	4,600 shares (3,990 yen)	Common stock 460,000 shares	May 1, 2013 to April 30, 2017	19 persons
Corporate Auditors	1st Share Options	100 shares (5,502 yen)	Common stock 10,000 shares	May 1, 2010 to April 30, 2014	1 person

Note: The share options owned by the Corporate Auditor were granted to him before he assumed the position of Corporate Auditor.

(ii)	Share Options Issued to the Employees of the Company during this term

Category	Round of issuance	Number of share options (Exercise price per share)	Class and number of shares to be acquired	Exercise period	Number of holders
Employees of the Company	4th Share Options	4,520 options (3,990 yen)	Common stock 452,000 shares	May 1, 2013 to April 30, 2017	43 persons

(iii)	Issue Price of Share Options

No cash payment is required.

(iv)	Other Conditions for Exercise of Share Options
a.	One (1) share option may not be exercised partially.
b.

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s Ordinary General Meeting of Shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders which the issuance of such share options was resolved.

c.

Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.
e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors meeting.

4. Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	Corporate Auditor of The Yomiuri Shimbun Holdings
President & COO	Tsuneji Uchida
Executive Vice President & CFO	Toshizo Tanaka	Senior General Manager of External Relations Center
Senior General Manager of Corporate Communications Center
Group Executive of Finance & Accounting Headquarters
Vice Chairman of the Supervisory Board of Océ N.V.
Executive Vice President & CTO	Toshiaki Ikoma	Group Executive of Corporate R&D Headquarters
Senior Managing Director	Kunio Watanabe	Group Executive of Corporate Planning
Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Managing Director	Tomonori Iwashita	Group Executive of Environment Headquarters
Group Executive of Quality Management Headquarters
Managing Director	Masahiro Osawa	Group Executive of Global Procurement Headquarters
Group Executive of General Affairs Headquarters
Managing Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Managing Director	Ryoichi Bamba	President & CEO of Canon Europa N.V.
President & CEO of Canon Europe Ltd.
Managing Director	Toshio Homma	Chief Executive of L Printer Products Operations
Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Managing Director	Haruhisa Honda	Group Executive of Production Engineering Headquarters
Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Director	*Yasuhiro Tani	Group Executive of Digital Platform Technology Development Headquarters
Director	*Makoto Araki	Group Executive of Information & Communication Systems Headquarters
Corporate Auditor	Keijiro Yamazaki	Corporate Auditor of Canon Marketing Japan Inc.
Corporate Auditor	Shunji Onda	Corporate Auditor of Canon Electronics Inc.
Attorney
Corporate Auditor	Tadashi Ohe	Corporate Auditor of Marui Group Co., Ltd.
Corporate Auditor of Kao Corporation
Corporate Auditor	Kazunori Watanabe	Certified Public Accountant
Corporate Auditor of Canon Electronics Inc.
Corporate Auditor	Kuniyoshi Kitamura	Corporate Auditor of Canon Marketing Japan Inc.

Notes:	1.	Mr. Fujio Mitarai, Mr. Tsuneji Uchida, Mr. Toshizo Tanaka and Mr. Toshiaki Ikoma are Representative Directors.
	2.	Directors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 110th Business Term held on March 30, 2011, and assumed their office.
3.

“Business in Charge or Important Concurrent Posts” of Director Mr. Toshizo Tanaka, as of January 1, 2012, has been changed as follows.

Toshizo Tanaka Group Executive of Finance & Accounting Headquarters, Vice Chairman of the Supervisory Board of Océ N.V.

4.

Corporate Auditors Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Corporate Auditors defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Corporate Auditors as independent auditors to Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges as provided under the regulations of each stock exchange.

	5.	Corporate Auditor Mr. Shunji Onda had experienced accounting operation at the Company for many years and has a wealth of expertise in finance and accounting.
	6.	Corporate Auditor Mr. Kazunori Watanabe is a Certified Public Accountant and has a wealth of expertise in finance and accounting.

(2) Remuneration and Other Amounts to Directors and Corporate Auditors

Directors 19 persons	1,720 million yen
Corporate Auditors 5 persons	110 million yen

(including 63 million yen for 3 Outside Corporate Auditors)

Notes:	1.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	2.	Directors’ remuneration and other amounts include accrued director’s bonuses for this term in the amount of 229 million yen.
	3.

Directors’ remuneration and other amounts include expenses related to the share options issued pursuant to the resolution of the 108th Ordinary General Meeting of Shareholders, held on March 27, 2009, the share options issued pursuant to the resolution of the 109th Ordinary General Meeting of Shareholders, held on March 30, 2010, and the share options issued pursuant to the resolution of the 110th Ordinary General Meeting of Shareholders, held on March 30, 2011, in the amount of 382 million yen.

	4.

The above remuneration and other amounts include an increased amount of accrued directors’ retirement benefits for this term of 216 million yen. Also, retirement allowance system for Corporate Auditors has been abolished at the conclusion of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010.

(3) Outside Directors and Outside Corporate Auditors

Relation Between Important Organization of Concurrent Post and Canon Inc.

Name	Concurrent Post	Organization of Concurrent Post	Relation with Canon Inc.
Tadashi Ohe	Outside Corporate Auditor	Marui Group Co., Ltd.	No special relation
	Outside Corporate Auditor	Kao Corporation	No special relation
Kazunori Watanabe	Outside Corporate Auditor	Canon Electronics Inc.	Subsidiary
Kuniyoshi Kitamura	Outside Corporate Auditor	Canon Marketing Japan Inc.	Subsidiary

Principal Activities

Name	Principal Activities
Tadashi Ohe	Attended 19 out of 21 Board of Directors meetings and all 21 of the Board of Corporate Auditors meetings held during this term, and provided expert input as an attorney when necessary.
Kazunori Watanabe

Attended 20 out of 21 Board of Directors meetings and all 21 of the Board of Corporate Auditors meetings held during this term, and provided expert input as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura

Attended 20 out of 21 Board of Directors meetings and all 21 of the Board of Corporate Auditors meetings held during this term, and provided input based on his insight in business management when necessary.

Remuneration and Other Amounts Received by Outside Directors and Outside Corporate Auditors from the Company’s Subsidiaries

Remuneration and other amounts received during this term by Outside Corporate Auditors from the Company’s subsidiaries for their services as Outside Corporate Auditors amounted to 10 million yen.

5. Accounting Auditor

(1) Name of Accounting Auditor

  Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	525 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	953 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.	Among the Company’s principal subsidiaries, Canon U.S.A., Inc. is audited by Ernst & Young LLP and Canon Europa N.V. is audited by Ernst & Young Accountants LLP.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

    The Board of Corporate Auditors, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

    In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Board of Corporate Auditors, or as requested by the Board of Corporate Auditors, not to reappoint the Accounting Auditor at a General Meeting of Shareholders.

33

6. Systems for Ensuring Propriety of Operations

As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:

(1)	System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation

(i)

Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors, Executive Officers and employees must adhere when performing their work. A Committee that manages and oversees this initiative promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.
(iii)	Each division establishes internal rules and guidelines to help ensure that Directors, Executive Officers and employees thoroughly understand the laws and regulations of Japan and other countries.
(iv)

The Company ensures Directors, Executive Officers and employees the implementation of the basic policy that provides not to have any relation with antisocial forces under any circumstances, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

(v)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.
(vi)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.
(2)	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors
(i)

Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

(ii)	A system is established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.

(3)	Rules and Other Systems Regarding Management of Risk of Loss
(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.
(ii)

Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed to make risk management effectively work.

(iii)

A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety has been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(iv)	Wide-ranging audits of various types and promotion of the in-house hotline system by internal auditing are carried out for the early detection and resolution of risks.

(4)	System for Assuring Directors’ Efficient Execution of Duties
(i)

The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors, Executive Officers and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)

Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5)	System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries
(i)	Based on the “Canon Group Code of Conduct,” the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.
(ii)	Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to it.
(iii)	The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.
(iv)	The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.

(6)	Matters Regarding Employees Who Assist the Duties of Corporate Auditors When Corporate Auditors Request Assignment of Such Employees
(i)	A division is established specifically to assist Corporate Auditors with their duties.
(ii)	Full-time employees of a requisite number are assigned to the division.

(7)	Matters Regarding Independence of the Employees in (6) Above From Directors
(i)	The division is an organization independent of the Board of Directors.
(ii)	Changes in the division’s personnel require the prior consent of the Board of Corporate Auditors.

(8)	System for Directors and Employees to Report to Corporate Auditors and System for Other Types of Reporting to Corporate Auditors
(i)	Directors promptly report to Corporate Auditors matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.
(ii)	Directors, Executive Officers and employees deliver reports periodically to Corporate Auditors regarding matters Directors and the Corporate Auditors have previously agreed upon in consultations.
(iii)	Corporate Auditors attend the Executive Committee and other important meetings.
(iv)	An in-house hotline system is adopted to allow Corporate Auditors to receive information from employees.

(9)	Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(i)	Corporate Auditors periodically receive reports from accounting auditors.
(ii)	The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Corporate Auditors.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Millions of yen)

	As of Dec. 31,	As of Dec. 31,
	2011	2010
ASSETS

Current assets:

Cash and cash equivalents	773,227	840,579

Short-term investments	125,517	96,815

Trade receivables, net	533,208	557,504

Inventories	476,704	384,777

Prepaid expenses and other current assets	244,649	250,754

Total current assets	2,153,305	2,130,429

Noncurrent receivables	16,772	16,771

Investments	51,790	81,529

Property, plant and equipment, net	1,190,836	1,201,968

Intangible assets, net	138,030	153,021

Other assets	379,994	400,102

Total assets	3,930,727	3,983,820

	As of Dec. 31,		As of Dec. 31,
	2011		2010
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	8,343		7,200

Trade payables	380,532		383,251

Accrued income taxes	45,900		72,482

Accrued expenses	299,422		299,710

Other current liabilities	159,651		134,298
Total current liabilities	893,848		896,941

Long-term debt, excluding current installments	3,368		4,131

Accrued pension and severance cost	249,604		197,609

Other noncurrent liabilities	70,240		75,502
Total liabilities	1,217,060		1,174,183

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,572		400,425

Legal reserve	59,004		57,930

Retained earnings	3,059,298		2,965,237

Accumulated other comprehensive income (loss)	(481,773)		(390,459)

Treasury stock, at cost	(661,731)		(562,113)

[Treasury shares] (share)	[132,231,296	]	[105,295,975	]
Total Canon Inc. stockholders’ equity	2,551,132		2,645,782

Noncontrolling interests	162,535		163,855
Total equity	2,713,667		2,809,637
Total liabilities and equity	3,930,727		3,983,820

Consolidated Statements of Income	(Millions of yen	)

	Year ended Dec. 31, 2011	Year ended Dec. 31, 2010
Net sales	3,557,433	3,706,901

Cost of sales	1,820,670	1,923,813
Gross profit	1,736,763	1,783,088

Operating expenses:

Selling, general and administrative expenses	1,050,892	1,079,719

Research and development expenses	307,800	315,817

	1,358,692	1,395,536

Operating profit	378,071	387,552

Other income (deductions):

Interest and dividend income	8,432	6,022

Interest expense	(988)	(1,931)

Other, net	(10,991)	1,220

	(3,547)	5,311

Income before income taxes	374,524	392,863

Income taxes	120,415	140,160

Consolidated net income	254,109	252,703

Less:Net income attributable to noncontrolling interests	5,479	6,100

Net income attributable to Canon Inc.	248,630	246,603

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheet as of December 31, 2011>
1.	Allowance for doubtful receivables:	11,563 million yen
2.	Accumulated depreciation:	2,038,682 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	Collateral assets:	2,913 million yen
5.	Guarantee obligations for bank loans taken out by employees:	15,245 million yen
<Note to Per Share Information as of December 31, 2011>
Canon Inc. stockholders’ equity per share		2,123.23 yen

Note to Statements of Income
<Note to Per Share Information for the year ended December 31, 2011>
Net income attributable to Canon Inc. stockholders per share
	Basic	204.49 yen
	Diluted	204.48 yen

Consolidated Statement of Equity								(Millions of yen)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2010	174,762	400,425	57,930	2,965,237	(390,459)	(562,113)	2,645,782	163,855	2,809,637
Equity transactions with noncontrolling interests and other		1,193		(609)			584	(247)	337
Dividends paid to Canon Inc. stockholders				(152,784)			(152,784)		(152,784)
Dividends paid to noncontrolling interests								(2,838)	(2,838)
Transfers to legal reserve			1,074	(1,074)			-		-
Comprehensive income:
Net income				248,630			248,630	5,479	254,109
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(53,251)		(53,251)	(835)	(54,086)
Net unrealized gains and losses on securities					(2,017)		(2,017)	(99)	(2,116)
Net gains and losses on derivative instruments					(462)		(462)	13	(449)
Pension liability adjustments					(35,584)		(35,584)	(2,793)	(38,377)
Total comprehensive income							157,316	1,765	159,081
Repurchase of treasury stock, net		(46)		(102)		(99,618)	(99,766)		(99,766)
Balance at December 31, 2011	174,762	401,572	59,004	3,059,298	(481,773)	(661,731)	2,551,132	162,535	2,713,667

<Note to Consolidated Statement of Equity>

Pension liability adjustments include actuarial loss, prior service credit and net transition obligation.

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 277, and the number of affiliated companies accounted for by the equity method was 11.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

Canon accounts for its debt and marketable equity securities as follows. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gains and losses are determined on the average cost method.

7. Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining- balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years. Customer relationships are amortized principally by the declining-balance method over the period of five years.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful accounts)

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Stockholders Per Share

Basic net income attributable to Canon Inc. stockholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. stockholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2011, a major customer accounted for approximately 17% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship.

Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2011 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, shortterm loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 14,583 million yen) as it was not practicable to estimate the fair value of such investments.

	(Millions of yen)
	Carrying amount	Estimated fair value	Difference
Available-for-sale securities	20,278	20,278	-
Long-term debt, including current portion	(7,070)	(7,053)	17
Foreign exchange contracts:
Assets	4,718	4,718	-
Liabilities	(2,610)	(2,610)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Available-for-sale securities

Available-for-sale securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

<Note to Real Estate for Rent and Others>

There was no significant item.

<Note to Significant Subsequent Event>

On February 2, 2012, the Board of Directors of the Company approved a plan to repurchase up to 16 million shares of the Company’s common stock at a cost of up to 50,000 million yen for the period from February 3, 2012 to March 19, 2012. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy.

FINANCIAL STATEMENTS

Balance Sheets	(Millions of yen)

	As of Dec. 31, 2011	As of Dec. 31, 2010
ASSETS
Current assets	1,157,527	1,175,374
Cash and deposits	124,069	56,923
Notes receivable	140,994	184,331
Accounts receivable	407,299	451,767
Short-term investments	113,680	135,290
Finished goods	79,644	55,622
Work in process	67,150	54,346
Raw materials and supplies	7,016	7,338
Deferred tax assets	19,291	30,239
Short-term loans receivable	117,384	105,497
Other current assets	81,000	94,021
Fixed assets	1,354,081	1,428,055
Property, plant and equipment, net	750,924	784,520
Buildings	445,312	446,525
Machinery	87,975	105,458
Vehicles	83	122
Tools and equipment	21,757	26,612
Land	148,202	148,175
Construction in progress	47,595	57,628
Intangible fixed assets	35,447	36,191
Software	33,492	34,078
Other intangibles	1,955	2,113
Investments and other assets	567,710	607,344
Investment securities	25,581	45,941
Investments in affiliated companies	474,009	487,628
Long-term loans receivable	661	-
Long-term pre-paid expenses	10,098	10,066
Deferred tax assets- noncurrent	53,805	59,998
Guarantees	1,009	1,412
Other noncurrent assets	2,601	2,353
Allowance for doubtful receivables-noncurrent	(54)	(54)

Total assets	2,511,608	2,603,429

	As of Dec. 31, 2011	As of Dec. 31, 2010
LIABILITIES AND NET ASSETS
Current liabilities	738,180	745,706
Notes payable	1,503	1,398
Accounts payable	288,526	332,901
Short-term loans payable	282,358	260,662
Other payables	57,873	32,541
Accrued expenses	58,806	55,264
Accrued income taxes	23,614	41,027
Deposits	10,301	9,786
Accrued warranty expenses	2,988	3,404
Accrued bonuses for employees	4,352	4,594
Accrued directors’ bonuses	229	218
Other current liabilities	7,630	3,911
Noncurrent liabilities	44,332	45,822
Accrued pension and severance cost	33,014	36,701
Accrued directors’ retirement benefits	1,789	1,572
Reserve for environmental provision	7,986	6,141
Accrued long service rewards for employees	1,533	1,399
Other noncurrent liabilities	10	9
Total liabilities	782,512	791,528
Stockholders’ equity	1,728,672	1,807,975
Common stock	174,762	174,762
Capital surplus	306,288	306,288
Additional paid-in capital	306,288	306,288
Retained earnings	1,909,353	1,889,038
Legal reserve	22,114	22,114
Other retained earnings	1,887,239	1,866,924
Reserve for special depreciation	371	796
Reserve for deferral of capital gain on property	2,983	2,913
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	633,957	613,287
Treasury stock	(661,731)	(562,113)
Valuation and translation adjustments	(1,719)	2,485
Net unrealized gains (losses) on securities	(2,107)	1,358
Net deferred gains (losses) on hedges	388	1,127
Subscription rights to shares	2,143	1,441
Total net assets	1,729,096	1,811,901
Total liabilities and net assets	2,511,608	2,603,429

Statements of Income	(Millions of yen)
	Year ended Dec. 31, 2011	Year ended Dec. 31, 2010
Net sales	2,160,732	2,317,043
Cost of sales	1,463,994	1,602,918
Gross profit	696,738	714,125
Selling, general and administrative expenses	449,824	473,760
Operating profit	246,914	240,365
Other income	85,111	98,125
Interest income	2,032	1,490
Dividend income	15,234	19,737
Rental income	41,476	50,984
Royalty income	17,120	16,882
Foreign exchange income	-	1,173
Miscellaneous income	9,249	7,859
Other expenses	49,973	63,748
Interest expense	2,238	2,811
Depreciation of rental assets	37,938	46,711
Foreign exchange loss	1,944	-
Miscellaneous loss	7,853	14,226
Ordinary profit	282,052	274,742
Non-ordinary income	709	692
Gain on sales of fixed assets	515	421
Gain on sales of investment securities	194	259
Gain on reversal of subscription rights to shares	-	12
Non-ordinary loss	40,612	42,231
Loss on sales and disposal of fixed assets	4,432	10,477
Loss on disaster	15,508	-
Loss on sales of investment securities	5,473	18
Write-off of investment securities	1	2,866
Loss on sales of investments in affiliated companies	34	-
Write-off of investments in affiliated companies	15,164	28,870
Income before income taxes	242,149	233,203
Income taxes - Current	49,004	54,175
- Deferred	19,944	26,530
Net income	173,201	152,498

Notes to Balance Sheets

<Notes to Balance Sheet as of December 31, 2011>

1. Accumulated depreciation of property, plant and equipment	1,241,984 million yen
2. Guarantees Mortgage bank loans for employees	11,643 million yen
3. Receivable and Payable for affiliated companies
Receivables	699,157 million yen
Payables	530,410 million yen
<Note to Per Share Information as of December 31, 2011>
Net assets per share	1,437.29 yen
Notes to Statements of Income
<Note to Statement of Income for the year ended December 31, 2011>
Transactions with affiliated companies
Sales	2,095,300 million yen
Purchase	1,489,213 million yen
Other transactions	77,988 million yen
<Note to Per Share Information for the year ended December 31, 2011>
Net income per share	142.45 yen

Statement of Changes in Net Assets

												(Millions of yen)
	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance as of December 31, 2010	174,762	306,288	22,114	796	2,913	1,249,928	613,287	(562,113)	1,807,975	1,358	1,127	1,441	1,811,901
Changes in the term
Reversal of reserve for special depreciation				(425)			425		-				-
Transfer to reserve for deferral of capital gain on property					165		(165)		-				-
Reversal of reserve for deferral of capital gain on property					(95)		95		-				-
Dividends paid							(152,784)		(152,784)				(152,784)
Net income							173,201		173,201				173,201
Purchase of treasury stock								(100,038)	(100,038)				(100,038)
Disposal of treasury stock							(102)	420	318				318
Net change of items other than stockholders’ equity									-	(3,465)	(739)	702	(3,502)
Total changes in the term	-	-	-	(425)	70	-	20,670	(99,618)	(79,303)	(3,465)	(739)	702	(82,805)
Balance as of December 31, 2011	174,762	306,288	22,114	371	2,983	1,249,928	633,957	(661,731)	1,728,672	(2,107)	388	2,143	1,729,096

<Notes to Statement of Changes in Net Assets>

1. Number of issued shares as of December 31, 2011	1,333,763,464 shares
2. Classes and shares of treasury stock

				(Shares	)
Classes of stock	Balance as of December 31, 2010	Increase	Decrease	Balance as of December 31, 2011
Common stock	105,295,975	27,016,949	81,628	132,231,296

(Reason for change)

The increase of 27,016,949 shares reflects the acquisition of 27,006,700 shares as approved by the resolution of the board of directors’ meeting, and the purchase of shares less-than-one-unit, 10,249 shares in total, requested by shareholders.

The decrease of 81,628 shares reflects the transfer of 65,800 shares due to the exercise of stock options which have vested, and the sale of shares less-than-one-unit, 15,828 shares in total, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Base date	Effective date
March 30, 2011 Ordinary general meeting of shareholders	common stock	79,850	65.00	December 31, 2010	March 31, 2011
July 25, 2011 Board of directors’ meeting	common stock	72,934	60.00	June 30, 2011	August 26, 2011
(2) Dividends whose record date is included in the current fiscal year-end and effective date is after the current fiscal year-end.
Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Base date	Effective date
March 29, 2012 Ordinary general meeting of shareholders	common stock	72,092	Retained earnings	60.00	December 31, 2011	March 30, 2012

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Securities of subsidiaries and affiliates ---- stated at cost based on the moving average method.
(2)	Other securities:

Securities with quotation ---- stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).

Securities without quotation ---- stated at cost based on the moving average method.

2. Valuation of Inventories

(1)	Finished goods; work in process ---- valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies ---- valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets) ---- calculated by declining-balance method. For buildings (excluding fixtures) acquired after April 1, 1998, depreciation is calculated by straight-line method.

(2)

Intangible fixed assets ---- calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets ---- calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Deferred Charges ---- The items which can be deferred under the Corporation Law charged to operations as incurred.

5. Basis of Recording Allowances

(1)	Allowance for doubtful accounts ---- provided as general provision for uncollectible receivables
----	General accounts

Allowances are provided using a rate determined by past debt experience.

---- Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectable amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses ---- provides as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees ---- provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses ---- provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost ---- provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)	Accrued directors’ retirement benefits ---- provision for directors’ retirement benefits based on the necessary amount at the fiscal year-end in accordance with management policy.
(7)

Reserve for environmental provision ---- provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(8)

Accrued long service rewards for employees ---- provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

6. Hedge accounting

(1)	Hedge accounting ---- deferral hedge accounting has been applied.
(2)

Hedging instrument and hedged assets / liabilities Hedging instrument ---- derivative transaction (foreign exchange contract) Hedged assets / liabilities ---- accounts receivables denominated in foreign currency for forecasted transaction.

(3)

Hedge policy ---- derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness ---- foreign exchange forward contracts due to the same currency of the same underlying at the same period are concluded to cover foreign currency fluctuation risk in the market based on the hedging policy, and thus is effective.

7.	Consumption Taxes ---- excluded from the statements of income and are accumulated in other receivables or other payables.

<Notes to Deferred Income Tax>

1. Major items of deferred tax assets and liabilities

(Deferred tax assets)

Accrued pension and severance cost	21,276 million yen

Loss on devaluation of investments in subsidiaries	4,459 million yen

Loss on disposal and write-off of inventories	4,510 million yen

Outstanding enterprise tax	2,052 million yen

Depreciation of fixed assets in excess of limit	3,830 million yen

Loss on impairment of fixed assets	2,705 million yen

Excess in amortization of software	12,286 million yen

Amortization of deferred charges in excess of limit	8,633 million yen

Other	22,333 million yen

Subtotal deferred tax assets	82,084 million yen

Valuation reserve	(6,661) million yen

Total deferred tax assets	75,423 million yen

(Deferred tax liabilities)

Reserve for special depreciation	(228) million yen

Reserve for deferral of capital gain on property	(1,840) million yen

Other	(259) million yen

Total deferred tax liabilities	(2,327) million yen

Net deferred tax assets	73,096 million yen

2. Changes to the amount of deferred tax assets and liabilities in accordance with the revision of the corporate tax rate and other factors

In accordance with the Japanese laws No. 114 and No. 117, legislated on December 2, 2011, the corporate tax rate imposed to the Company shall be amended from the fiscal year beginning on and after April 1, 2012.

Under the new amendments, the Japanese statutory corporate tax rate of 40%, which has been applied to the calculation of deferred tax assets and liabilities, shall be lowered to 38% for the temporary differences expected to be cleared during the periods of the fiscal year starting from January 1, 2013 to the fiscal year starting from January 1, 2015. Furthermore, as for the temporary differences expected to be cleared in the fiscal year starting from January 1, 2016 and after, the Japanese statutory corporate tax rate of 35% shall be applied. As a result of this change, the net amount of deferred tax assets and liabilities as of December 31, 2011 has decreased by 2,581 million yen, while the income tax adjustments accounted in 2011 have increased by 2,581 million yen.

<Notes to Transaction with Related Parties>

(Millions of yen)

Status	Company name	Ratio of voting rights held by the company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2011
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct:m 55.3% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	234,991	Accounts receivable	70,011

				Borrowings of funds	-	Short-term loans payable	40,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Manufacture of the Company’s products Interlocking directorate	Purchase of products, components and others	320,347	Accounts payable	57,545
Subsidiary	Canon Finetech Inc.	(Possession) Direct: 100%	Manufacture of the Company’s products Interlocking directorate	Borrowings of funds	15,000	Short- term loans payable	27,000
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	564,566	Notes receivable	139,636
						Accounts receivable	12,924
				Borrowings of funds	(3,563)	Short- term loans payable	73,853
Subsidiary	Canon Europa N.V.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	684,826	Accounts receivable	151,758
				Borrowings of funds	(2,070)	Short- term loans payable	33,531
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	221,914	Accounts receivable	54,808
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate Sales of the Company’s	Sales of the Company’s products	162,370	Accounts receivable	37,880
Subsidiary	Océ N.V.	(Possession) Indirect: 89.8%	products Interlocking directorate	Lending of funds	(1,052)	Short- term loans receivable	67,634

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance as of December 31, 2011.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Inc., Canon U.S.A., Inc. and Canon Europa N. V. are intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 4)

The loan receivable to Océ N.V. is intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.

<Note to Significant Subsequent Event>

On February 2, 2012, the Board of Directors of the Company approved a plan to repurchase up to 16 million shares of the Company’s common stock at a cost of up to 50,000 million yen for the period from February 3, 2012 to March 19, 2012. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy.

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

February 10, 2012
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC
Noriharu Fujita	Certified Public Accountant
Designated and Engagement Partner
Norimitsu Yanai	Certified Public Accountant
Designated and Engagement Partner
Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner
Nobuaki Kenmochi	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2011 through December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States under Paragraph 1, Article 120-2 of the Company Accounting Regulations (refer to Note 2 of notes to basic significant matters regarding preparation of consolidated financial statements in the notes to consolidated financial statements).

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR

Report of Independent Auditors

February 10, 2012
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC
Noriharu Fujita	Certified Public Accountant
Designated and Engagement Partner
Norimitsu Yanai	Certified Public Accountant
Designated and Engagement Partner
Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner
Nobuaki Kenmochi	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2 of Article 436 of the Corporation Law, we have audited the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 111th fiscal year from January 1, 2011 through December 31, 2011. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 111th fiscal year ended December 31, 2011 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

AUDIT REPORT OF BOARD OF CORPORATE AUDITORS

Audit Report

Regarding the performance of duties by the Directors for the 111th business term from January 1, 2011, to December 31, 2011, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:

1. Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Audit

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. In addition, we periodically received reports regarding the status of establishment and operation from Directors, employees and others, requested explanations as necessary, and expressed opinions regarding the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations, both of which are described in the business report. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.

Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2. Audit Results

(1)      Results of Audit of Business Report and Other Relevant Documents

1.  We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

2.  We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.

3.  We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the Internal Control System.

(2)      Results of Audit of financial statements and the accompanying detailed statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

(3)      Result of Audit of consolidated financial statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

February 13, 2012

Board of Corporate Auditors, Canon Inc.

	Corporate Auditor	Keijiro Yamazaki
	Corporate Auditor	Shunji Onda
	Corporate Auditor	Tadashi Ohe
	Corporate Auditor	Kazunori Watanabe
	Corporate Auditor	Kuniyoshi Kitamura

Note:	Corporate Auditors, Tadashi Ohe, Kazunori Watanabe and Kuniyoshi Kitamura are Outside Corporate Auditors, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

REFERENCE

Topics
TOPICS 1
Providing Aid to Reopen Fishing Ports in the Tohoku Region

In August, as part of the Signal of Hope Project, a handover ceremony was held to mark the delivery of freight containers for fisheries operations at the Onagawa and Ishinomaki Fish Markets in Miyagi Prefecture.

Through this project, refrigeration containers for frozen fish have been provided to local industry organizations to facilitate the quick resumption of fisheries operations and fishing port functions in the Tohoku region, which suffered damage and loss as a result of the Great East Japan Earthquake. As one of the project’s corporate sponsors, Canon contributed a total of 100 million yen including funding for the containers as well as office equipment and other items.

The ceremony was attended by many relevant fisheries people and they expressed their gratitude at the ceremony.

TOPICS 2
School Children Invited to the Musical “CATS”

In September, Canon and the Shiki Theater Company organized “Canon Cats Week” at the “Canon Cats Theater” in Yokohama.

The event was held to commemorate the second anniversary of the opening of the “Canon Cats Theater.” Its objective was to contribute to nurturing children’s sensibilities and enhancing their awareness of the arts, by providing an opportunity for young people to enjoy a “professional theater performance.” Over the six-day period, a total of 4,255 junior high school students from local schools, including students who had transferred from areas hit by the Great East Japan Earthquake as well as disabled students and their chaperones, were invited to enjoy performances of “CATS.”

TOPICS 3
Providing Flooding Relief Efforts in Thailand

In November, the Canon Group provided a donation of 50 million yen in total as relief for victims of the Thailand flooding, which occurred due to record-setting heavy rainfall, and support for recovery efforts in the affected regions. In addition, Canon Marketing (Thailand) provided 1,000 sets of emergency relief kits that included food and medical supplies. The kits were distributed free of charge to the afflicted regions such as Ayutthaya and Chai Nat.

TOPICS 4
Supporting Health Checks for Children in Vietnam

In July, as one of their social and cultural support activities, Canon Vietnam conducted the program “Health check and Gifts donation for unprivileged children,” which provides health checks to children living under severe conditions in Vietnam.

This program has been continuously carried out since 2007, and last year, approximately 800 children received health checks. The children also received daily necessities and educational supplies donated by Canon.

TOPICS 5
Foster Educational Environments in China

In China, the Canon Group endorsed Project Hope, a program that makes schooling possible for children who face difficulties in going to school for economic reasons. Since 1995, the Canon Group has been providing funds to build and start up schools as well as donating office equipment and the like.

In June, the “imaging school” was opened to provide children with an opportunity to gain experience using cameras.

Information on the Company’s Investor Relations Website

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of the Company, please contact your securities company etc.

Address change, Name change, Inheritance, Dividend transfer designation, Requests for sales and additional purchases of shares less than one unit, Issuance of certification such as change in shares, etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza ) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, please contact Mizuho Trust & Banking Co., Ltd. as shown below, since the company handles these procedures.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares): http://www.mizuho-tb.co.jp/daikou/index.html
Telephone	0120-288-324 (Toll free, available in Japan only), Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)
Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking, Co., Ltd.

For those shareholders who receive dividends by way of “Receipt of Dividend”

How to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)         The method of depositing the dividends of all the issues, including shares of the Company, that are managed by a shareholder using securities company accounts into said securities company accounts (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts).

ii)        The method of transferring the dividends of all the issues, including shares of the Company, held by a shareholder into one and the same bank deposit account (System of receiving dividends in the account registered for receipt of dividends).

iii)       The method of transferring dividends into an account at a financial institution such as a bank, including Japan Post Bank (System of designating an account for each issue held).

* It is not possible to use method i) for shares that are managed in a special account.

* In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

Information for Shareholders

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Number of shares constituting one unit	100 shares
Newspaper in which public notices are inserted	The Nihon Keizai Shimbun
Stock exchange listings	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Securities code	7751

The map of the place of the General Meeting of Shareholders

Headquarters 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Telephone: 03-3758-2111	URL Canon Inc. Canon Global	canon.jp www.canon.com